EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

MEDICAL CONNECTIONS HOLDINGS, INC.,

AND

TRUSTAFF MANAGEMENT, INC.,

[REDACTED ***]

March  12, 2010

***  Confidential treatment requested.  Omitted portions have been filed separately with the Securities and Exchange Commission.

TABLE OF CONTENTS

ARTICLE 1	DEFINITIONS	1

1.1	Defined Terms	1

ARTICLE 2	PURCHASE AND SALE OF STOCK	1

2.1	Purchase and Sale	1
2.2	Consideration for the Acquired Stock	1
2.3	Election	3

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF BUYER	4

3.1	Organization	4
3.2	Authorization; Enforceability	4
3.3	No Violation or Conflict	4
3.4	Acquisition Shares	4

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLERS	5

4.1	Authorization; No Breach	5
4.2	Acquired Stock and Acquired Stock Equivalents	5
4.3	Litigation	5
4.4	Investment in Competitors	5

ARTICLE 5	REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY	6
		6
5.1	Organization and Standing; Subsidiaries	6
5.2	Authorization; Enforceability	6
5.3	No Violation or Conflict	6
5.4	Claims and Litigation	6
5.5	Capitalization	7
5.6	Licenses & Permits	7
5.7	Required Consents and Other Regulatory Compliance	7
5.8	Real Property	8
5.9	Computer and Technology Security	8
5.10	Intellectual Property	8
5.11	Company Contracts	9
5.12	Employees and Employee Plans	10
5.13	Compliance With Laws	12
5.14	Transactions with Affiliates	12
5.15	Financial Information; No Undisclosed Liabilities; Accounts Receivable	12
5.16	Assets and Liabilities	13
5.17	Taxes	14
5.18	Environmental Matters	15
5.19	Corporate Records and Bank Accounts	16
5.20	Operations Since the Most Recent Financial Statements	16
5.21	Insurance	16
5.22	Customers and Suppliers	17
5.23	Reserved	17

ARTICLE 6	CERTAIN AGREEMENTS OF THE PARTIES	18

6.1	Access to Information	18
6.2	Conduct of the Company Pending the Closing	18
6.3	Confidentiality	18
6.4	No Solicitation	18
6.5	Reasonable Efforts	18
6.6	Notices	18

ARTICLE 7	CONDITIONS PRECEDENT TO CLOSING	19

7.1	Buyer's Closing Conditions	19
7.2	Sellers and Company's Closing Conditions	19

ARTICLE 8	CLOSING AND CLOSING DELIVERIES	20

8.1	Closing; Closing Date; Closing Place	20
8.2	Documents to be Delivered by Sellers and the Company	20
8.3	Deliveries by Buyer	21

ARTICLE 9	INDEMNIFICATION / TAXES	22

9.1	Survival of Representations and Warranties	22
9.2	Indemnification by Sellers	22
9.3	Indemnification by Buyer	22
9.4	Procedures for Indemnification	22
9.5	Third Party Claims	23
9.6	Reliance on Representations and Warranties	23
9.7	Set-Off	24
9.8	Limitations	24
9.9	Cumulative Remedies	25
9.10	Taxes	25
9.11	Tax Returns	25
9.12	Tax Matters	26
9.13	No Circular Recovery	26

ARTICLE 10	TERMINATION	27

10.1	Termination	27
10.2	Effect of Termination	27

ARTICLE 11	MISCELLANEOUS	27

11.1	Fees and Expenses	27
11.2	Binding Effect; Assignment	27
11.3	No Brokers	28
11.4	Notices	28
11.5	Further Assurances	29
11.6	Governing Law	29
11.7	Consent to Jurisdiction, Waiver of Jury Trial; etc	29
11.8	Entire Agreement; Amendments	30
11.9	Waiver of Compliance; Consents	30
11.10	Counterparts and Severability	30
11.11	Public Announcements	30
11.12	Construction and Interpretation	30

EXHIBITS*

Exhibit A	Form of Note

Exhibit B	Form of Lock-Up Agreement

Exhibit C	Form of Employment Agreement

Exhibit D	Form of Release Agreement

Exhibit E	Holdback Agreement

SCHEDULES*

Schedule 1.1	Defined Terms

Schedule 2.1	Acquired Stock and Purchase Price Allocation

Schedule 2.2	Closing Working Capital Statement

Schedule 3.3	No Violation or Conflict

Schedule 4.4	Investment in Competitors

Schedule 5.1	Organization, Good Standing and Subsidiaries

Schedule 5.3	No Violation or Conflict

Schedule 5.4	Claims and Litigation

Schedule 5.5	Outstanding Equity Interests

Schedule 5.6	Licenses & Permits

Schedule 5.7	Required Consent

Schedule 5.8	Real Property

Schedule 5.10	Intellectual Property

Schedule 5.11	Company Contracts

Schedule 5.12	Employees and Employee Plans

Schedule 5.14	Transactions with Affiliates

Schedule 5.15	Financial Information

Schedule 5.16	Assets and Liabilities

Schedule 5.17	Taxes

Schedule 5.18	Environmental Matters

Schedule 5.19	Corporate Records and Bank Accounts

Schedule 5.20	Operations since Most Recent Financial Statements

Schedule 5.21	Insurance

Schedule 5.22	Customers and Suppliers

Schedule 6.2	Pending Purchases of Businesses

*
Schedules and similar attachments have been omitted. Medical Connections Holdings, Inc. undertakes to furnish supplementally copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”) is made as of  March 12, 2010 by and among Medical Connections Holdings, Inc., a Florida corporation (“Buyer”), Trustaff Management, Inc., an Ohio corporation ("Company"), [REDACTED ***] (collectively, the “Sellers” and each, a “Seller”).

RECITALS

WHEREAS, the Sellers own all the issued and outstanding capital stock of the Company and the Company is in the healthcare staffing business (the “Business”); and

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase and acquire from each Seller, and each Seller is willing to sell and transfer to Buyer, free and clear of all Liens, all of the shares of capital stock held by each Seller in the Company, which shares in the aggregate constitute 100% of the issued and outstanding shares of capital stock of the Company (the “Transactions”);

NOW, THEREFORE, in consideration of the Recitals and of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties to this Agreement hereby agree that:

ARTICLE 1
DEFINITIONS

1.1 Defined Terms.  Each capitalized term which is not defined herein shall have the same meaning as the defined terms contained in Schedule 1.1, which is attached to this Agreement and incorporated herein by reference.

ARTICLE 2
PURCHASE AND SALE OF STOCK

2.1 Purchase and Sale.  Subject to the terms and conditions set forth herein, the Sellers agree to sell, transfer, convey, assign and deliver to Buyer, and Buyer agrees to purchase and acquire from Sellers, all of the shares of the common stock of the Company owned by Sellers identified on Schedule 2.1 of this Agreement, which represent, in the aggregate, 100% of the issued and outstanding equity of the Company (the “Acquired Stock”), free and clear of all Liens on the Closing Date.  Schedule 2.1 identifies all of the shareholders of the Company, the total number and percentage of the shares of the Company's common stock owned by each Seller, the number of shares of the Company's common stock to be acquired by Buyer from each Seller, and the allocation of the Purchase Price to each Seller.

2.2 Consideration for the Acquired Stock.

(a) Purchase Price.  Buyer agrees to pay, deliver and transfer to Sellers on the Closing Date, as consideration for the sale of the Acquired Stock, an aggregate of Twenty Six Million Dollars ($26,000,000) plus the Stock Consideration (defined below) (collectively, the “Purchase Price”).

***  Confidential treatment requested.  Omitted portions have been filed separately with the Securities and Exchange Commission.

(b) Payment of the Purchase Price.  The Purchase Price shall be paid as follows:

(i) The Buyer shall pay to the Sellers, in accordance with Schedule 2.1, Nineteen Million Five Hundred Thousand Dollars ($19,500,000.00) (the "Cash Consideration") on the Closing Date by wire transfer of immediately available funds to accounts designated by the Sellers.

(ii) The Buyer will wire Two Million Five Hundred Thousand Dollars ($2,500,000.00) ("Holdback Funds") to Akerman Senterfitt (the "Agent") by wire transfer of immediately available funds to the Agent to be held, invested, disbursed and otherwise dealt with by the Agent pursuant to the terms and conditions of  the Holdback Agreement in the form attached hereto as Exhibit E (the "Holdback Agreement").

(iii) The Buyer shall issue a promissory note ("Note") in the amount of Four Million Dollars ($4,000,000) the ("Note Amount") to the Sellers, in the form annexed hereto as Exhibit A (the "Note").  The Note shall bear interest at the rate of 8% per annum.  Principal and interest on the Note will be payable on a quarterly basis and the Note shall be paid in full on or before the third (3rd) anniversary of the Closing Date.  The Note shall be subject to a right of offset in favor of the Buyer as described in Section 9.7 of this Agreement and other applicable provisions.

(iv) Buyer shall issue One Million Five Hundred Thousand (1,500,000) Shares of its common stock (the “Acquisition Shares” or “Stock Consideration”) to the Sellers, in accordance with Schedule 2.1, on the Closing Date.  The Acquisition Shares will be subject to a Lock-Up Agreement, in the form of Exhibit B (the “Lock-Up Agreements), for a period of three years after the Closing Date.  The Lock-Up Agreement will provide that the Sellers, in the aggregate, will be able to sell up to 500,000 Acquisition Shares each year, beginning on the first anniversary of the Closing Date, subject to compliance with applicable securities laws.  Between the date hereof and the Closing Date, the Acquisition Shares shall be equitably adjusted so as to prevent any dilutive effect in the event of any stock split, stock dividend, reverse stock split, recapitalization, reorganization, or other similar change affecting Buyer’s capital structure.

(c) Working Capital Estimate.  Attached hereto as Schedule 2.2(c) is a closing working capital statement (the “Closing Working Capital Statement”) including an estimate of Working Capital as of the Closing Date (“Estimated Working Capital”).

(d) Working Capital Adjustment.  As used in this Agreement “Working Capital” means all current assets of the Company (including cash on hand and current and deferred tax assets (excluding payroll tax assets)) less all current liabilities of the Company, determined, as of the Closing Date, and calculated in accordance with GAAP.  As used in this Agreement, “Adjusted Working Capital” means the Working Capital less any adjustments agreed upon by both parties.

(i) For a period of forty-five (45) days after the Closing Date, Buyer, in consultation with the Sellers, shall use good faith efforts to prepare and agree with the Sellers on a working capital statement setting forth the determination of the Adjusted Working Capital of the Company as of the Closing Date (the “Post-Closing Working Capital Statement”).  The calculation of the Adjusted Working Capital set forth in the Post-Closing Working Capital Statement shall be performed in a manner consistent with the calculation of Adjusted Working Capital set forth in the Closing Working Capital Statement.  The Post-Closing Working Capital Statement shall contain all information reasonably necessary to determine the Adjusted Working Capital of the Company as of the Closing Date, including appropriate supporting documentation.  Sellers shall have the right to verify and review such documentation and such of the Company’s books and records as are reasonably related to the determination of the Adjusted Working Capital.

(ii) If the parties are unable to prepare and agree upon the Post-Closing Working Capital Statement within forty-five (45) days after the Closing Date, either party may refer such dispute for decision to a nationally recognized accounting firm reasonably acceptable to the other party, which accounting firm is not engaged in providing services to the Company, any or the Sellers or Buyer or any of their respective Affiliates (the “Accounting Firm”) to decide the dispute and prepare/finalize the Post-Closing Working Capital Statement within thirty (30) days of such referral.  The decision by the Accounting Firm shall be final and binding on Sellers and Buyer.  The cost of retaining the Accounting Firm with respect to resolving such disputes shall be borne one-half by Sellers (in proportion to the stock ownership set forth on Schedule 2.1), on the one hand, and one-half by Buyer, on the other hand.

(e) Final Purchase Price, with Working Capital Adjustment.

(i) For purposes hereof, the “Final Purchase Price” shall be the Purchase Price minus 100% of the amount, if any, that the Adjusted Working Capital set forth in the Post-Closing Working Capital Statement is less than the Target Working Capital, or plus 100% of the amount, if any, that the Adjusted Working Capital set forth in the Post-Closing Working Capital Statement is greater than the Target Working Capital; provided, however, that the Purchase Price shall not be adjusted at all unless the Adjusted Working Capital set forth in the Post-Closing Working Capital Statement varies by more than five percent (5%) from the Target Working Capital.

(A)           Within five (5) Business Days after the date on which the Final Purchase Price is determined, if the Final Purchase Price is greater than the Purchase Price, Buyer shall deliver to Sellers, by wire transfer of immediately available funds, an amount equal to such difference, which amount shall be allocated between the Sellers as set forth on Schedule 2.1.

(B)           Within five (5) Business Days after the date on which the Final Purchase Price is determined, if the Purchase Price is greater than the Final Purchase Price, Sellers shall, by wire transfer of immediately available funds pursuant to wire transfer instructions to be provided by Buyer to Sellers, deliver to Buyer an amount equal to such difference (which amount shall be allocated between the Sellers as set forth on Schedule 2.1).

2.3 338 Election.  The parties agree that they will not make any election under 338 of the Code in connection with the Transactions.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to the Sellers and the Company to enter into and perform their obligations under this Agreement, Buyer represents and warrants to the Sellers and the Company as of the date hereof and as of the Closing Date as follows:

3.1 Organization.  Buyer is a corporation duly organized, validly existing and in good standing under the laws of Florida, with full corporate power and authority to enter into the Transaction Documents to which it is a party, and to execute and deliver the Transaction Documents to which it is a party and to perform its obligations thereunder.

3.2 Authorization; Enforceability.  The execution, delivery and performance by Buyer of the Transaction Documents to which it is a party are within the corporate power and authority of Buyer and have been duly authorized and approved by all necessary corporate actions of Buyer.  The Transaction Documents to which the Buyer is a party have been duly executed and delivered by Buyer, and assuming the due authorization, execution and delivery of each other party thereto, are the valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to the Enforceability Exceptions.

3.3 No Violation or Conflict.  Except as disclosed on Schedule 3.3, the execution, delivery and performance by Buyer of the Transaction Documents to which it is a party (with or without the giving of notice, the lapse of time, or both): (a) require neither the Consent of any Governmental Authority or any other Person, nor any authorization, approval, order, license, certificate or permit to or from, or declaration or filing with, any Governmental Authority or other Person; (b) do not violate or result in a breach of any provision of the Organizational Documents of Buyer; and (c) do not violate, conflict with, or result in a breach of, in any material respect, any Legal Requirements or agreements or instruments to which Buyer is bound.

3.4 Acquisition Shares.  The Acquisition Shares are free from all liens, charges and other encumbrances and rank pari passu in all respects with other outstanding shares of common stock of Buyer.  Buyer has the power and authority to issue the Acquisition Shares to Sellers in accordance with this Agreement and no person has any conflicting right, contingent or otherwise, to purchase or to be offered for purchase, any of the Acquisition Shares.  There are no restrictions prohibiting or otherwise affecting the sale or transfer of the Acquisition Shares by Sellers, other than as set forth in the Lock-Up Agreement, and no consents or approvals are required to be obtained in connection with the issuance of the Acquisition Shares to Sellers.  The Acquisition Shares trade in the "over-the-counter" (OTC) market, and the Acquisition Shares are quoted on the OTC Bulletin Board (OTCBB).  Except as set forth on Schedule 3.4 or in any filings with the Securities and Exchange Commission ("SEC'), there has been no material adverse change or any development involving a prospective material adverse change in the condition (financial or otherwise) of Buyer and its subsidiaries since the period covered by the Form 10-Q that Buyer most recently filed with the Securities Exchange Commission prior to the date of this Agreement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES
OF THE COMPANY AND THE SELLERS

As a material inducement to the Buyer to enter into and perform its obligations under this Agreement, the Company and each Seller, individually and not jointly, represents and warrants to the Buyer as of the date hereof and as of the Closing Date as follows:

4.1 Authorization; No Breach.  The execution, delivery and performance of the Transaction Documents to which Sellers are a party have been duly authorized by Sellers.  Each Transaction Document to which the Sellers are parties (assuming the due authorization, execution and delivery of each other party thereto) constitutes a valid and binding obligation of the Sellers, enforceable in accordance with its terms and conditions, subject to the Enforceability Exceptions.  Except as set forth in Schedule 4.1, the execution and delivery by the Sellers of this Agreement, and all other Transaction Documents to which Sellers are a party, and the fulfillment of and compliance with the respective terms hereof and thereof, do not and shall not (a) conflict with or result in a breach of the terms, conditions or provisions of, (b) constitute a default under, (c) result in the creation of any Lien upon the Acquired Stock held by any of the Sellers pursuant to, (d) give any third party the right to modify, terminate or accelerate any obligation under, (e) result in a violation of, or (f) require any exemption or other action by or notice or declaration to, (g) or filing with, (h) or other consent from, any Governmental Authority or other Person pursuant to, (I) any Legal Requirement to which the Company or Sellers or any of their respective assets or properties are subject, or any (II) written or oral contract, note, bond, mortgage, instrument, agreement or commitment, order, judgment or decree to which either Seller or any of their assets or properties are subject or (III) any Company Contract or any agreement or instrument to which the Company is a party or bound or to which its assets are subject or to which any License issued by any Governmental Authority to the Company applies.

4.2 Acquired Stock and Acquired Stock Equivalents.  Sellers as of immediately prior to the transactions contemplated by Article II, hold of record and own beneficially the number of shares of Acquired Stock set forth next to their name in Schedule 2.1, in each case free and clear of all Liens. Sellers have the full power to sell, transfer and deliver such Acquired Stock in the manner contemplated by this Agreement, free and clear of all Liens and other claims of third parties of whatever kind or nature.  None of the Sellers is a party to any option, warrant, purchase right, right of first refusal, co-sale right or other written or oral contract, note, bond, mortgage, instrument, agreement or commitment (other than this Agreement) that would require any of the Sellers to sell, transfer or otherwise dispose of any Acquired Stock or that would restrict a Seller’s rights with respect to such Acquired Stock in any way.  None of the Sellers is a party to any shareholders agreement, voting trust, proxy or other agreement or understanding with respect to the voting of any of the Acquired Stock.

4.3 Litigation.  No action, suit, proceeding or investigation is pending or, to Sellers’ Knowledge, threatened against any of the Sellers with respect to his or her execution and delivery of this Agreement or any Transaction Document to which he or she is a party or with respect to the consummation by Sellers of the transactions contemplated hereby or thereby.

4.4 Investment in Competitors.  None of the Sellers owns, manages, operates, controls or participates in the ownership, management, operation or control of any business, whether in corporate, proprietorship or partnership form or otherwise, whose activities are competitive with the business conducted by the Company, or that otherwise directly competes with the Company, and none of the Sellers has, since the Company’s formation, managed or operated or owned 5% or more of any business that was directly competitive with the business conducted by the Company, or that otherwise directly competed with the Company.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES
REGARDING THE COMPANY

As a material inducement to the Buyer to enter into and perform its obligations under this Agreement, each of the Sellers, jointly and severally, represent and warrant to Buyer as of the date hereof and as of the Closing Date as follows:

5.1 Organization and Standing; Subsidiaries.  The Company is a corporation duly organized, validly existing, and in good standing under the laws of the State of Ohio and each Subsidiary is the type of organization set forth on Schedule 5.1 duly organized, validly existing and in good standing under the laws of each jurisdiction listed on Schedule 5.1, and the Company and each Subsidiary has the full power and authority (corporate and otherwise) to carry on its business in the places and as it is now being conducted and to own and lease the properties and assets which it now owns or leases.  The Company and each of its Subsidiaries is now, and will be at Closing, duly qualified and/or licensed to transact business and in good standing as a foreign corporation in all jurisdictions listed in Schedule 5.1 hereto, and the character of the property owned or leased by the Company and each of its Subsidiaries the nature of the business conducted by it do not require such qualification and/or licensing in any other jurisdiction.  The Company has no subsidiaries other than the Subsidiaries and none of the Subsidiaries have any subsidiaries.

5.2 Authorization; Enforceability.  The execution, delivery and performance by the Company of each of the Transaction Documents are within the corporate power and authority of the Company and have been duly authorized and approved by all necessary corporate actions of the Company.  The Transaction Documents have been duly executed and delivered by the Company, and are the valid and binding obligations of the Company, enforceable against each of it in accordance with their respective terms, subject to the Enforceability Exceptions.

5.3 No Violation or Conflict.  Except as disclosed on Schedule 5.3, the execution, delivery and performance by the Company of the Transaction Documents to which it is a party (with or without the giving of notice, the lapse of time, or both):  (a) require neither the Consent of any Governmental Authority or any other Person, nor any authorization, approval, order, license, certificate or permit to or from, or declaration or filing with, any Governmental Authority or other Person; (b) do not violate or result in a breach of any provision of any of the Organizational Documents of the Company; (c) do not violate, conflict with, or result in a breach of any Legal Requirements to which the Company is bound; (d) do not conflict with, constitute grounds for termination, modification, cancellation of, or loss of any benefits under, result in a material breach of, constitute a default (with or without notice or lapse of time or both) under, or accelerate or permit the acceleration of any performance required by the terms of, or give rise to any obligation of the Company to make payment under, any Company Contract or any agreement or instrument to which the Company is a party or bound or to which the assets of the Company are subject or any License issued by any Governmental Authority to the Company; and (e) do not and will not result in the creation of any Lien upon any assets of the Company.

5.4 Claims and Litigation.  Except as disclosed on Schedule 5.4 and except for matters arising between the date hereof and the Closing Date which shall not have an adverse effect on the financial condition of the Company, neither the Company nor, with respect to the business of the Company, any officer, director or any senior manager of the Company, is (a) subject to any outstanding injunction, judgment, order, decree, ruling or charge, or (b) party to any action, suit, proceeding, order, hearing, claim, arbitration, complaint or investigation of, in, or before any Governmental Authority, or arbitration panel at law or in equity (any of the foregoing, an “Action” and collectively, “Actions”) nor, to Sellers’ Knowledge, is any such Action threatened.

5.5 Capitalization.  The authorized capital stock of the Company consists of one thousand five hundred (1,500) shares of common stock, no par value per share, of which one hundred (100) shares are currently issued and outstanding and owned beneficially and of record by Sellers as set forth on Schedule 2.1.  The Acquired Stock represents all of the issued and outstanding capital stock of the Company, has been duly and validly issued, and is fully paid and non-assessable.  The authorized and the issued and the outstanding equity interests of each Subsidiary are set forth in Schedule 5.5.  All such issued and outstanding equity interests are owned 100% by the Company.  There are no outstanding options, warrants, preemptive rights or other rights to subscribe for or purchase any capital stock of the Company or any Subsidiary (including, without limitation, the Acquired Stock) or securities convertible into or exchangeable for, or which otherwise confer on the holder any right to acquire, any capital stock of the Company (including, without limitation, the Acquired Stock), nor is the Company or any Subsidiary committed to issue any such option, warrant, preemptive right or other right.  There is no outstanding or authorized stock appreciation, phantom stock, profit participation or similar right(s) with respect to the Company or any Subsidiary.  The Company and its Subsidiaries are not a party to and no capital stock of any of these entities is subject to any shareholders agreement, voting trust, proxy or other agreement or understanding with respect to the voting of any capital stock of  the Company or any Subsidiary (including, without limitation, the Acquired Stock).  The sale, conveyance, assignment, transfer and delivery of the Acquired Stock to the Buyer, as provided in this Agreement, will convey to Buyer good and valid title to such Acquired Stock, free and clear of all Liens.

5.6 Licenses & Permits.  The Licenses listed on Schedule 5.6 constitute all Licenses used or held for use in the conduct of the business and operations of the Company as currently conducted.  To Sellers’ Knowledge, the Company holds all Licenses necessary for the Company to carry on its Business as currently conducted.  To Sellers’ Knowledge, the Company is in compliance with all applicable Legal Requirements, including, without limitation, holding all Licenses necessary for the operation of the Business of the Company.  To Sellers’ Knowledge, all of such Licenses have been validly issued in the name of the Company.  There are no Actions pending or, to Sellers’ Knowledge, threatened with respect to any License used or held for use in the Business and operations of the Company.  To Sellers’ Knowledge, there is no reason why, upon proper application therefor, those of the Licenses used or held for use in the conduct of the Business and operations of the Company would not, based upon current Legal Requirements, be renewed in the Ordinary Course of Business or why any of the Licenses used or held for use in the conduct of the Business and operations of the Company would be revoked.  The Company is not in default or violation, and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation of any term, condition or provision of any License listed on Schedule 5.6.  None of the Licenses is or will be impaired in any way affected the execution, delivery and performance of this Agreement. True, correct and complete copies of each of such Licenses have been delivered to Buyer.

5.7 Required Consents and Other Regulatory Compliance.

(a) The Company is now and has at all times since its formation has been in material compliance with all requirements of law and regulations administered by any Governmental Authority.  Except for any Required Consents listed on Schedule

5.7(a), the Company is not required to obtain any consents, approval or authorizations from any Governmental Authority in order (a) to execute and deliver this Agreement or (b) perform any of the transactions contemplated in this Agreement.

(b) Schedule 5.7(b) lists all the Required Consents that the Company and the Sellers are required to obtain in order to consummate of the transactions contemplated by the Transaction Documents and the continued conduct of the Company’s Business immediately following the Closing in the Ordinary Course of Business.

5.8 Real Property.

(a) The Company has no Owned Real Property.  Schedule 5.8 sets forth a true and complete list of all of the Leased Real Property of the Company as of the date of this Agreement, including any on which the Company’s operating facilities is located, and includes (x) the street addresses of all of Leased Real Property, (y) identifies the lease agreement pursuant to which the Company leases each parcel of Leased Real Property, and (z) sets forth the parties to each such lease and any amendments, supplements or modifications thereto.

(b) The Real Property listed on Schedule 5.8 constitutes all Real Property used or held for use in the conduct of the Business and operations of the Company as now conducted.  Sellers, have caused the Company to deliver to Buyer true, correct and complete copies of (i) all leases by which the Company is the lessee or lessor of the Leased Real Property identified on Schedule 5.8.  The Company is not in material breach of any lease under which the Company is the lessee or lessor of any Real Property identified on Schedule 5.8.  The Leased Real Property and all buildings, fixtures and improvements thereon are in such condition as reasonably necessary to conduct the Business of the Company in the Ordinary Course of Business.  To Sellers’ Knowledge, there is no threatened condemnation or eminent domain proceedings that affect any leased Real Property or any part thereof, and neither Sellers nor the Company have received any written notice or notice of the intention of any Governmental Authority or other Person to take or use all or any part thereof.

5.9 Computer and Technology Security. The Company has taken all reasonable steps to safeguard the information technology systems utilized in the operation of its Business.

5.10 Intellectual Property.

(a) Ownership of/Right to Use Intellectual Property.  Except as set forth on Schedule 5.10(a), the Company owns free and clear of all Liens, has good and valid title to, or has the valid right to use all trademarks, service marks, trade names, copyrights, domain names, URLs, copyrightable materials, trade secrets, software, source code, object code and other intellectual property rights created or used by the Company in its Business (collectively, the “Intellectual Property”).  Schedule 5.10(a) sets forth a true, correct and complete list of all registered Intellectual Property and of all of the unregistered trade names, trademarks, service marks, and URLs used by the Company.  Except as set forth on Schedule 5.10(a), the Company has paid in full all third party license fees for the Company's use of all software as currently used in the Business.

(b) IP Consents.  Except as set forth on Schedule 5.10(b), the Company has all necessary Consents relating to Intellectual Property (including, without limitation, any click wrap or shrink wrap licenses relating to “off the shelf” software products) from third parties necessary to conduct the Business of the Company as currently conducted, each of which is listed on Schedule 5.10(b).  True, correct and complete copies of such consents, approvals and licenses have been furnished to the Buyer.

(c) Infringement.  Except as set forth on Schedule 5.10(c), neither Sellers nor the Company have received any written communications or any oral or other communications, alleging that they or it have or has violated or, by conducting business as currently conducted or as proposed to be conducted, would violate any patent, patent application, trademark, service mark, trade name, copyright, trade secret, right of publicity or privacy of any other Person.  The Company is not infringing upon any copyright, trade secret, patent, patent application, trademark, service mark, or trade name, or any other right or claimed right of any Person with respect to any of the Intellectual Property.  To Sellers’ Knowledge, no third party is infringing upon any of the Intellectual Property.

(d) License Agreements.  Set forth in Schedule 5.10(d) is a list of all written and oral agreements, if any, of the Company with any Person pursuant to which the Company licenses any of the Intellectual Property or provides any services (including, but not limited to, development or technical services) relating to any Intellectual Property (the “Third Party Services Agreements”).  True, correct and complete copies of all Third Party Service Agreements have been provided to Buyer.  To Sellers’ Knowledge, each Person with which the Company has entered into a Third Party Services Agreement has obtained all necessary consents (including, but not limited to, all necessary Consents, approvals and licenses relating to patents, patent applications, trademarks, service marks, copyrightable materials and the use of any Person’s name or likeness) relating to the Intellectual Property to which the Third Party Services Agreement pertains (the “Third Party Consents”).

(e) Company as Licensor.  Except as set forth on Schedule 5.10(e), Company has not licensed any of the Intellectual Property to any other Person, nor does any other Person have an option or any other right to acquire any of the Intellectual Property other than in the Ordinary Course of Business (except for the Intellectual Property that is in the public domain).

(f) No Restricted Employees.  Except as set forth on Schedule 5.10(f), no employees of the Company are obligated under any contract or agreement (including licenses, covenants or commitments of any nature) or other agreement, or subject to any order, writ, injunction, judgment, instrument or decree of any Governmental Authority that would interfere with the use of such employee’s best efforts to promote the interest of the Company that employs such individual or that would conflict with the Business of the Company (as currently conducted).

(g) Development of Intellectual Property.  Except as set forth on Schedule 5.10(g), all of the Intellectual Property has been created by the employees of the Company within the scope of their employment by the Company or by independent contractors of the Company who have executed agreements expressly assigning all right, title and interest in such Intellectual Property to the Company.  Except for such employees and independent contractors, no portion of the Company’s Intellectual Property was jointly developed with any third party.  To Sellers’ Knowledge, it is not necessary for the Company to use any inventions or intellectual property of any employee of the Company (or of Persons the Company currently intends to hire) made prior to their employment by the Company and to which the Company does not otherwise have rights.

5.11 Company Contracts.

(a) Schedule 5.11 lists all written Company Contracts as of the date hereof which are material to the Business.  True, correct and complete copies of all written Company Contracts have been delivered to Buyer.  Each written Company Contract is in full force and effect (subject to expiration at the end of its current term) and is valid, binding and enforceable upon the Company and the other parties thereto in accordance with its terms, subject to the Enforceability Exceptions.  The Company is in material compliance with, and not in default or material breach under, the terms of any of Company Contracts.  To Sellers’ Knowledge, no event has occurred that, with the lapse of time or the giving of notice or both, would constitute a default or breach under any Company Contract by the Company, or any other party thereto.  The Company has not exercised any termination rights with respect to any written Company Contract, and to Sellers’ Knowledge, each of the other parties to such written Company Contracts is in compliance with, and not in default or breach under, the terms of such written Company Contracts. Except as set forth on Schedule 5.11, none of the written Company Contracts would, as a result of the transactions contemplated herein, terminate, become terminable by any other party, go into default, or be breached by the Company.

(b) Other than commitments that the Company has entered into in the Ordinary Course of Business, the Company has not entered into any oral Company Contracts or other arrangement with any third Person.   The Company is not subject to any Company Contract, decree or injunction in which the Company is a party which restricts the continued operation of the Business of the expansion thereof to other geographical areas, customers and suppliers or lines of business.

5.12 Employees and Employee Plans.

(a) List of Benefit Plans.  All of the Employee Plans and Compensation Arrangements are listed in Schedule 5.12(a).  Sellers have made available to Buyer complete copies of all such written Employee Plans and Compensation Arrangements and all related amendments, together with copies of any summary plan descriptions, summary of material modifications or other written summaries thereof, annual reports and summary annual reports, all current trust agreements, insurance contracts and other documents relating to the funding or payment of benefits under any Employee Plan or Compensation Arrangement, and descriptions of any unwritten Employee Plans or Compensation Arrangements.

(b) Compliance.  (i) Each Employee Plan has been administered in material compliance with its own terms and in compliance with the provisions of applicable Legal Requirements, including, but not limited to, ERISA and the Code, (ii) there is no governmental inspection, investigation, audit or examination of any Employee Plan or Compensation Arrangement and there are no facts that would lead Sellers to believe that any such governmental inspection, investigation, audit or examination is pending or threatened; (iii) with respect to each Employee Plan that is intended to be tax-qualified, such plan is the subject of a favorable determination letter, which may be an opinion letter issued on behalf of a prototype plan; (iv) there exists no action, suit or claim (other than routine claims for benefits) with respect to any Employee Plan or Compensation Arrangement pending or, to Sellers’ Knowledge, threatened against any such plan or arrangement, and there are no facts that could give rise to any such action, suit or claim; and (v) all contributions and, premiums or payments accrued, in whole or in part, under each Employee Plan or Compensation Arrangement or with respect thereto as of the Closing will be current in the Ordinary Course of Business or the appropriate liability for any unpaid but accrued contribution will be properly reflected on the Closing Date Balance Sheet of the Company.

(c) Multiemployer Plans and Pension Plans.  No Employee Plan is or at any time was a “defined benefit plan” as defined in Section 3(35) of ERISA or a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code and no Employee Plan or Compensation Arrangement provides medical, dental benefits or other welfare benefits for any current or former employees of the Company or its predecessors after termination of employment other than the rights that may be provided by any Legal Requirements.

(d) Labor Contracts.

(i) No Company employees are members of any collective bargaining unit.  There are no collective bargaining agreements and no contracts or agreements with labor unions, relating to, involving, or affecting the employees of the Company, and the Company has any obligation to bargain with any labor organization with respect to any such persons.  The Company is not currently, nor during the past three (3) years has it been, the subject of any certification or decertification drive, and no such organizing activity is currently threatened.  No union or other collective bargaining representative claims to represent, has been certified as representing, or has requested that the Company recognize such union or collective bargaining representative as representing any of the employees of the Company for collective bargaining purposes.  The Company has not recognized or agreed to recognize, nor is the Company required to recognize, any union as the collective bargaining representative for its employees.

(ii) There are no unfair labor practice charges pending against the Company, neither are there any demands for recognition or any other requests or demands from a labor organization for representative status with respect to any employees of the Company, and to Sellers’ Knowledge no such activity is threatened.  The Company currently is not, nor during the past three (3) years has it been, the subject of any strike, work stoppage, picketing or work slowdown, or other labor dispute, controversy, or proceeding and no such activity is threatened.  The Company has materially complied with all Legal Requirements relating to the employment and safety of labor, including provisions relating to wages, hours, benefits, collective bargaining, nondiscrimination, the payment of social security and other payroll-related taxes and expenses, and all applicable occupational safety and health acts, laws, and regulations.  The Company is not subject to any complaint, claim or other challenge or any investigation, relating to the misclassification of employees as independent contractors.  All independent contractors engaged by the Company have been properly classified as such.  Except as set forth on Schedule 5.12(d), the Company is not obligated to comply with any government contractor affirmative action obligations.

(e) Deduction Issues.  No Employee Plan or Compensation Arrangement obligates the Company to pay separation, severance, termination or similar benefits as a result of any transaction contemplated by this Agreement or solely as a result of a “change of control” (as defined in Section 280G of the Code) and no individual shall accrue or receive any additional benefits, service or accelerated rights to payments of benefits under any Employee Plan or Compensation Arrangement as a result of the actions contemplated by this Agreement.

(f) COBRA and WARN Act.  The Company has not failed to provide timely notice or continuation coverage as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”).  Schedule 5.12(f) includes a list of all persons currently receiving or entitled to elect COBRA benefits pursuant to any Employee Plan.  The Company is, and has always been, in material compliance with the Worker Adjustment and Retraining Notification Act (“WARN Act”).

(g) Compliance and Misc. Issues.  All contributions and premiums required by applicable law or the terms of an applicable Employee Plan or Compensation Arrangement to be paid prior to Closing have been or will be timely made or paid in full prior to the Closing.  There has been no act or omission that would impair or otherwise limit the right or ability of Company to unilaterally amend, from time to time, or terminate, any Employee Plan or Compensation Arrangement.  The Company has no liability (whether or not asserted) in relation to, and there is no failure to comply with Legal Requirements relating to, any employee or other service provider of the Company, or any Person who performs services for or in relation to the Company as a nominal or actual employee of a professional employer organization, leasing organization or similar arrangement.  No Employee Plan or Compensation Arrangement holds any employer security (within the meaning of ERISA Section 407(d)(1)) or employer real property (within the meaning of ERISA Section 407(d)(2)); and no commitment has been made that would require any Employee Plan or Compensation Arrangement to hold any such employer security or employer real property.

5.13 Compliance With Laws.  The Company is and has been in material compliance with all Legal Requirements (without obtaining waivers, variances or extensions) applicable to it, its Business and operations (as conducted by it now and in the past), the Assets and any other properties and assets owned by the Company.  The Company has not been cited, fined or otherwise notified of any asserted past or present failure to comply with any Legal Requirements and no proceeding with respect to any such violation is pending or, to Sellers’ Knowledge, threatened.  To Sellers’ Knowledge, the Company and each of the Sellers is not under investigation with respect to the violation of any Legal Requirements and no event has occurred or circumstance has been permitted to exist that (with or without notice or lapse of time) (a) may constitute or result in a violation by the Company or the Sellers of, or a failure on the part of the Company or the Sellers to comply with any Legal Requirements, or (b) may give rise to any obligation on the part of the Company or the Sellers to undertake or to bear all or any portion of the cost of, any remedial action of any nature, which would have a material adverse effect on the Company.  Neither the Sellers, the Company or any of their employees or agents have made any payment of funds in connection with the Business which is prohibited by law, and no funds have been set aside to be used in connection with the Business for any payment prohibited by law.

5.14 Transactions with Affiliates.  Except as set forth on Schedule 5.14, the Company does not owe any amount to and is not owed any amount from any Seller or any officer, director, or Affiliate of the Company.  No Seller or Affiliate of the Company or of any of the directors, officers or shareholders of the Company or of any Affiliate of the Company, owns any property or right, tangible or intangible, that is used in the Business of the Company.

5.15 Financial Information; No Undisclosed Liabilities; Accounts Receivable.

(a) As of the Closing Date, the Company will provide audited financial statements of the Company for the fiscal years ended December 31, 2008 and 2009 which reflect the results of operations and financial condition of the Company for such periods and at such dates (collectively, the “Financial Information”) and will be attached as Schedule 5.15(a).  If requested by the Buyer within a reasonable time prior to the Closing Date, the Company will also provide unaudited financial statements of the Company for the fiscal quarter ended March 31, 2010 which will be deemed to be part of the “Financial Information” for purposes of this Agreement.  The Financial Information has been prepared in accordance with GAAP and meets all the requirements contained in Regulation S-X and other rules promulgated by the SEC.  The Financial Information presents fairly in all material respects the financial position of the Company as of the dates indicated and presents fairly in all material respects the results of the operations of the Company for the periods then ended, and are in accordance with the books and records of the Company which have been properly maintained and are complete and correct in all material respects.

(b) Except as disclosed on Schedule 5.15(b), the Company has no current or long term liabilities or obligations, and there are no unasserted claims or contingent liabilities or obligations (to the extent such unasserted claims, contingent liabilities or obligations would be required to be reflected on a balance sheet prepared in accordance with GAAP), which are not shown or which are materially in excess of amounts shown or reserved for in the Financial Information, except for liabilities and obligations that are or were incurred in the Ordinary Course of Business since the date of the most recent balance sheet included in the Financial Information.

(c) Except as disclosed on Schedule 5.15(c), as of the Closing Date, all of the accounts receivable of the Company (i) represent or will represent valid obligations arising from sales actually made or services actually performed in the Ordinary Course of Business, (ii) have arisen from bona fide transactions in the Ordinary Course of Business, (iii) are good and collectible in the Ordinary Course of Business at the aggregate recorded amounts thereof.  As of the Closing Date, all of the accounts payable of the Company arose in the Ordinary Course of Business.  There is no contest, claim or right of set-off of any Account Receivable relating to the amount or validity of such Account Receivable.

(d) Except as disclosed on Schedule 5.15(d), effective as of the Closing, no Person will have any Lien on such receivables or any part thereof, and no agreement for deduction, free services or goods, discount or other deferred price or quantity adjustment will have been made with respect to any such receivables except in the Ordinary Course of Business.

5.16 Assets and Liabilities.

(a) On the Closing Date, the Company and Sellers represent and warrant that the Company will own or have the valid right to use all assets necessary to continue to operate the Business as it was operated prior to the Closing, including but not limited to the assets set forth on Schedule 5.16(a) ("Assets"), which is attached hereto, free and clear of any Liens except for those set forth on Schedule 5.16(b).    Schedule 5.16(a) sets forth a true and complete list of all tangible Assets as of the date hereof setting forth a description of each such Asset, whether it is owned or leased, and if owned, the name of the lienholder and the amount of the Lien, and if leased, the name of the lessor and the general terms of the lease. The Assets currently in use or necessary for the Business are in good operating condition and repair, normal wear and tear excepted, and have been maintained in accordance with all applicable specifications and warranties and normal industry practice.

(b) Schedule 5.16(b) is a complete and correct list of all credit agreements, indentures, purchase agreements, promissory notes and other evidences of Indebtedness, guaranties, capital leases and other instruments, agreements and arrangements presently in effect providing for or relating to extensions of credit to the Company (including agreements and arrangements for the issuance of letters of credit or for acceptance financing, but excluding payment terms extended by suppliers of the Company in the Ordinary Course of Business) in respect of which the Company or any of its properties is obligated.

5.17 Taxes.

(a) Except as set forth on Schedule 5.17(a), the Company has (i) duly filed or caused to be filed in a timely manner all Tax Returns that it was required to file with the appropriate Governmental Authorities, and (ii) paid in full all Taxes owed by the Company whether or not shown on any Tax Returns.  All of the Tax Returns referred to in clause (i) above are true, correct and complete in all material respects.  The Company has withheld and paid to the appropriate Governmental Authorities all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party. There are no Tax Liens on any assets of the Company, other than liens for current Taxes not yet due and payable.

(b) The Company has made a valid election pursuant to Section 1362 of the Code to be treated as an “S corporation” pursuant to Subchapter S of the Code commencing October 1, 2005, and the Company and the Sellers have not since that date taken any position on any Tax Return or otherwise that is inconsistent with the Company’s status as an “S corporation”.  The Company has been an “S corporation” within the meaning of Section 1361(a)(1) of the Code at all times since October 1, 2005.  The Company will continue to qualify as an “S corporation” within the meaning of Section 1361(a)(1) of the Code up to the Closing.  The Company has no potential liability for any Taxes under Section 1374 of the Code.  The Company has not in the past ten (10) years acquired assets from another Person in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis for the acquired assets (or any other property) in the hands of the transferor.

(c) The Company has not executed any waiver or extension of any statute of limitations on the assessment or collection of any Tax of the Company or with respect to any liability arising therefrom.  None of the Tax Returns filed by or on behalf of the Company is currently being audited, or has ever been audited, by any Governmental Authority, and there are no other examinations, requests for information or other administrative or judicial proceedings pending with respect to Taxes of the Company.  Neither the Internal Revenue Service nor any other Governmental Authority has asserted or threatened to assert any deficiency or claim for additional Taxes against, or any adjustment of Taxes of, the Company.  No claim has ever been made in writing by any Governmental Authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(d) Sellers have caused the Company to deliver to Buyer true, correct and complete copies of all income and franchise Tax Returns filed by or on behalf of the Company with respect to taxable periods ending on or after December 31, 2004 (in the form filed).  The Company does not conduct any significant business in any state, local or foreign taxing jurisdiction other than those for which Tax Returns have been delivered to Buyer pursuant to this Section 5.17(d).  Neither the Company nor any entity to whose liabilities the Company has succeeded has ever filed or been included in a consolidated, unitary or combined Tax Return with another Person.  The Company has no liability for the Taxes of any Person pursuant to Section 1.1502-6 of the Treasury Regulations promulgated under the Code, any comparable provisions of any state, local or foreign Tax law in respect of a consolidated, combined or unitary Tax Return, or by contract or otherwise.  As of the Closing, there will be no Tax sharing agreements or similar arrangements in effect with respect to or involving the Company.

(e) The Company is not a party to any joint venture, partnership or other arrangement or contract that is treated as a partnership for federal income tax purposes. The Company has no income or gain that will be reportable for a period ending after the Closing Date but attributable to a transaction (e.g., an installment sale) occurring in, or a change in accounting method made for, a taxable period ending on or prior to the Closing Date which resulted in a deferred reporting of income or gain from such transaction or from such change in accounting method, excluding any income earned after Closing from Company Contracts entered into in the Ordinary Course of Business prior to Closing.

(f) No power of attorney with respect to any Tax matter is currently in force with respect to the Company.  The Company has not distributed stock of another Person nor has the Company had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code § 355 or Code § 361.  The Company has not participated in any reportable or listed transaction as defined under Section 6011 of the Code.  The Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(g) The Company will not be required (A) as a result of a change in method of accounting for a taxable period ending on or prior to the Closing date, to include any adjustment under Sections 481(c) or 263A of the Code in taxable income for any taxable period (or portion thereof) beginning after the Closing, (B) as a result of any “closing agreement,” as described in Section 7121 of the Code, to include any item of income or exclude any item of deduction from any taxable period (or portion thereof) beginning after the Closing, or (C) as a result of an election under Section 1362 of the Code, to include any amount under Section 1363(d) in any taxable period (or portion thereof) beginning after the Closing.  The Company has not taken any action that is not in accordance with past practice that could defer a liability for Taxes of the Company from any taxable period ending on or before the Closing date to any taxable period ending after such date.

(h) Any Company agreement that is a "nonqualified deferred compensation plan" (as defined in Code Section 409A) that is subject to Code Section 409A has at all times been operated in compliance with the requirements of Code Section 409A and the Company has no unpaid liability for withholding taxes with respect to any amounts includible in income under Code Section 409A.

5.18 Environmental Matters.

(a) The Company has complied, and is in compliance, in all material respects with all Environmental Legal Requirements.  The Company is currently in compliance in all material respects with all permits, licenses and other authorizations that are required pursuant to all Environmental Legal Requirements for the occupation of its facilities and the operation of its Business as currently conducted.

(b) The Company has not received any written or oral claim, complaint, citation, report or other notice regarding any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations applicable to the Company, arising under any Environmental Legal Requirements. No facts, events or conditions relating to the facilities, properties or operations currently relating to the facilities, properties or operations previously owned, leased or occupied by the Company (i) prevent, hinder or limit continued compliance in all material respects by the Company with all Environmental Legal Requirements, (ii) have given, or will give rise to any investigatory, remedial or corrective obligations of the Company pursuant to any Environmental Legal Requirements, or (iii) give rise to any other material liabilities of the Company (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to any Environmental Legal Requirements, including any Environmental Legal Requirements relating to onsite or offsite releases or threatened releases of Hazardous Substances or otherwise regulated materials, substances or wastes, personal injury, property damage or natural resources damages.

5.19 Corporate Records and Bank Accounts.  The minute books of the Company previously made available to Buyer contain true, correct and complete records of all meetings, and accurately reflect corporate action of the shareholders and board of directors (including committees thereof) of the Company.  The stock certificate books and stock transfer ledgers of the Company previously made available to Buyer are true, correct and complete.  All stock transfer taxes levied or payable with respect to all transfers of shares of capital stock of the Company prior to the date hereof have been paid and appropriate transfer tax stamps affixed.  Schedule 5.19 lists all of the bank accounts of the Company, together with all authorized signatories thereon.

5.20 Operations Since the Most Recent Financial Statements.  Except as set forth on Schedule 5.20, since the date of the most recent Financial Statements, there has been no: (a)material change in the condition, financial or otherwise, which has, or could reasonably be expected to have, a material adverse effect on the Company or future prospects of the Business, or in the results of the operations of the Company; (b) material loss, damage or destruction of or to any of the Assets, whether or not covered by insurance; (c) sale, lease, transfer or other disposition by the Company of (other than in the Ordinary Course of Business), or mortgages or pledges of or the imposition of any Lien on, any material portion of the Assets, (d) material increase in the compensation payable by the Company to any employees, directors, independent contractors or agents, or any material increase in, or institution of, any bonus, insurance, pension, profit-sharing or other employee benefit plan or arrangements made to, for or with the employees, directors, shareholders, independent contractors or agents of the Company; (e) material write-off of receivables, material reduction in reserves for receivables outside of the Ordinary Course of Business or significant changes in the accounting methods or practices employed by the Company or changes in depreciation or amortization policies; (f) termination, waiver or cancellation of any rights or claims of the Company, under any material contracts or otherwise; (g) strike, work stoppage or other labor dispute at any office or facility; (h) amendment to or change in the terms of any of the Company Contracts or termination, waiver or cancellation of any material rights or claims of the Company thereunder; (i) assumption or creation of any liability outside of the Company’s Ordinary Course of Business in excess of $20,000.00; or (j) institution or settlement of any litigation, action or proceeding before any court or governmental body relating to the Company or the Assets.

5.21 Insurance.  The Assets, the Business and operations of the Company, are insured against claims, loss or damage in amounts consistent with the Company’s past practices.  Schedule 5.21 sets forth a true, correct and complete list of insurance policies of the Company and each such policy is outstanding and in full force and effect on the date hereof and all claims that have been made under these policies.  The Company is covered by business interruption insurance in scope and amount customary and reasonable for its ongoing business operations.  Since January 1, 2005, no insurance carrier has denied any claim for insurance made by the Company in respect of any of its Assets or its Business and operations, or refused to renew any policy in respect of any of the its assets, or its business and operations.  To Sellers’ Knowledge, the Company is not required, under any Company Contract, License or any other contract or agreement, to maintain any insurance policies other than those listed on Schedule 5.21.

5.22 Customers and Suppliers.

(a) Schedule 5.22 lists for each of the two most recent fiscal years and for the current fiscal year to date, the top twenty (20) customers of the Company as measured by gross revenues generated by sales to each such customers (the “Key Customers”).  Since January 1, 2006, no Key Customer has indicated in writing or orally that it will stop or materially decrease purchasing services from the Company (whether as a result of the consummation of the Transactions or otherwise) or is otherwise involved in a material dispute with the Company, except as described on Schedule 5.22.

(b) Schedule 5.22 lists, for the Company for each of the two most recent fiscal years and for the current fiscal year to date, the top ten (10) service providers to the Company, and the total purchase amount from such service provider.  The Company has not received written notification from any such service provider to the effect that such service provider will stop or materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying services to the Company (whether as a result of the consummation of the Transactions or otherwise).

5.23 Reserved.

5.24           No Untrue Statement or Omission; Disclaimer of Additional Representation and Warranties.   As of the date hereof, no representation or warranty of Sellers or the Company in this Agreement contains any untrue statement of a material fact, or omits to state any material fact that is required to make any statement made herein not misleading.

ARTICLE 6
CERTAIN AGREEMENTS  OF THE PARTIES

6.1 Access to Information.  From the date hereof to the Closing, the Company and the Sellers shall, and shall cause their directors, officers, employees, auditors, counsel and agents to, afford the Buyer and the Buyer's officers, employees, auditors, counsel and agents reasonable access at all reasonable times and in a manner so as not to interfere unreasonably with the normal business operations of the Company to its properties, offices and other facilities, to its officers and employees and to all books and records, and shall furnish such persons with all financial, operating and other data and information as may be requested.  The Buyer, at its sole cost and expense, shall be entitled to conduct prior to Closing a due diligence review of the assets, properties, books and records of the Company.  No information provided to or obtained by the Buyer shall affect any representation or warranty made in this Agreement.
6.2 Conduct of the Company Pending the Closing. The Company and Sellers covenant and agree that, except with the prior written consent of Buyer, between the date of this Agreement and the Closing Date, the Company shall use its best efforts to preserve intact the Business and shall not take any action except in the Ordinary Course of Business, except as set forth on Schedule 6.2. By way of illustration, and not limitation, the Company and Sellers shall not between the date of this Agreement and the Closing Date, directly or indirectly, do or propose or agree to do any of the following without the prior written consent of Buyer: (i) amend or otherwise change the Company's articles of incorporation or bylaws, (ii) issue or authorize the issuance of, any shares of capital stock of the Company or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock or other ownership interest of the Company, (iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than in the Ordinary Course of Business, (iv) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, (v) acquire any interest in any Person except as set forth on Schedule 6.2, (vi) incur any Indebtedness in an amount exceeding $15,000, other than in the Ordinary Course of Business, (vii) create any Lien on any Assets of the Business or the Company, other than in the Ordinary Course of Business, (viii) make any loans or advances to any Person or guarantee the indebtedness of any Person, (ix) sell or dispose of any assets of the Business or the Company, other than in the Ordinary Course of Business, (x) enter into, modify or terminate any contract or agreement of the Company, other than in the Ordinary Course of Business, (xi) agree, in writing or otherwise, to take or authorize any of the foregoing actions other than in the Ordinary Course of Business or any other action which would make any representation or warranty of the Company or Seller untrue or incorrect.

6.3 Confidentiality.  The Company and the Buyer entered into a NDA on April 21, 2009 and each acknowledge that they shall abide by the terms of the NDA.  Each of the Sellers and the Company agrees to comply with the terms, conditions and obligations contained in the NDA.

6.4 No Solicitation.  Until the earlier of (a) the Closing and (b) the termination of this Agreement pursuant to its terms, the Company and the Sellers shall not, and the Company and the Sellers shall cause its representatives not to, directly or indirectly, (i) initiate, solicit or encourage (including by way of furnishing information regarding the Company or any of its assets) any inquiries, or make any statements to third parties which may reasonably be expected to lead to any proposal concerning the sale of the Company or any of its assets (whether by way of merger, purchase of capital shares, purchase of assets or otherwise) (a "Competing Transaction"); or (ii) hold any discussions or enter into any agreements with, or provide any information or respond to, any third party concerning a proposed Competing Transaction or cooperate in any way with, agree to, assist or participate in, solicit, consider, entertain, facilitate or encourage any effort or attempt by any third party to do or seek any of the foregoing.  If at any time prior to the earlier of (x) the Closing and (y) the termination of this Agreement pursuant to its terms, the Company  is approached in any manner by a third party concerning a Competing Transaction (a "Competing Party"), the Company shall promptly inform the Buyer regarding such contact and furnish the Company with a copy of any inquiry or proposal, or, if not in writing, a description thereof, including the name of such Competing Party, and the Company shall keep the Company informed of the status and details of any future notices, requests, correspondence or communications related thereto.

6.5 Reasonable Efforts.  From the date of this Agreement until the Closing, each of the Sellers and Company and the Buyer agree to use their reasonable efforts to cause to be fulfilled and satisfied each of the conditions to Closing set forth herein, which include but are not limited to obtaining all Required Consents prior to the Closing Date and retaining an accounting firm to prepare the Financial Information on an expedited basis.

6.6 Notices.  The Sellers and the Company shall provide written notice to the Buyer immediately upon learning of any activity or occurrence that results in, or could reasonably be expected to be result in, a breach of any of its representations, warranties and covenants set forth in this Agreement.  The Buyer shall provide written notice to Company and the Sellers immediately upon learning of any activity or occurrence that results in, or could reasonably be expected to be result in, a breach of any of its representations, warranties and covenants set forth in this Agreement.

ARTICLE 7
CONDITIONS PRECEDENT TO CLOSING

7.1 Buyer's Closing Conditions.  The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, prior to or at Closing, of each of the following conditions (any or all of which may be waived by Buyer in its sole discretion):

(a) Each of the representations and warranties of the Company and the Sellers set forth in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date, except to the extent that the representations and warranties are untrue or inaccurate as of the Closing Date because of changes caused by actions or transactions approved in writing by the Buyer.

(b) All of the covenants and obligations that the Company and the Sellers are required to perform or to comply with pursuant to this Agreement at or prior to Closing shall have been duly performed and complied with in all material respects.

(c) The Company shall have obtained all the Required Consents listed in Schedule 5.7 , which are acceptable to the Buyer in its sole discretion.

(d) The Company and the Sellers shall have executed and delivered the closing documents required in Section 8.2.

(e) The Company shall have transferred all Licenses to Buyer, to the extent transferable under applicable law; and if not transferable, Buyer shall have obtained Licenses  required to operate the Business.

(f) The Company shall have provided the Buyer with audited financial statements for the last two fiscal years and any interim periods required by Buyer pursuant to Section 5.15(a), which meet the requirements contained in Section 5.15(a) of this Agreement, and the Buyer's auditors have confirmed that the Financial Information is in the proper form for inclusion in the Company's Report on Form 8-K in which the Buyer will report the Transactions.

(g) The Buyer shall have shall secured financing in order to facilitate the transaction contemplated by this Agreement in a minimum amount of $22,000,000 through any form of financing that is acceptable to the Buyer.

(h) The Buyer and its representatives will have had reasonable rights of inspection of the Business in connection with Buyer's due diligence review and the results of the Buyer's inspection and due diligence review will be acceptable to it in its sole discretion.

(i) No action, suit or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or non-United States jurisdiction that seeks to restrain, enjoin or otherwise prevent consummation of the transactions contemplated by this Agreement, and no judgment, order or decree shall have been rendered that has the effect of enjoining the consummation of the transactions contemplated by this Agreement.

7.2 Sellers and Company's Closing Conditions.  The obligation of the Sellers and the Company to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, prior to or at the Closing, of each of the following conditions (any or all of which may be waived by the Sellers or the Company in its sole discretion):

(a) Each of the representations and warranties of the Buyer set forth in this Agreement shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects as of the Closing Date as if made on the Closing Date, except to the extent that the representations and warranties are untrue or inaccurate as of the Closing Date because of changes caused by actions or transactions approved in writing by Company.

(b) All of the covenants and obligations that the Buyer is required to perform or to comply with pursuant to this Agreement at or prior to Closing shall have been duly performed and complied with in all material respects.

(c) No action, suit or proceeding shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction that seeks to restrain, enjoin or otherwise prevent consummation of the transactions contemplated by this Agreement, and no judgment, order or decree shall have been rendered that has the effect of enjoining the consummation of the transactions contemplated by this Agreement.

(d) Buyer shall have delivered the items listed in Section 8.3 to the Sellers.

ARTICLE 8
CLOSING AND CLOSING DELIVERIES

8.1 Closing; Closing Date; Closing Place.  The closing under this Agreement (the “Closing”) shall (i) occur at the offices of Trustaff Management, Inc. located at 4270 Glendale-Milford Road, Cincinnati, Ohio 45242 or such other place that is mutually agreed upon by Buyer and Sellers on a date and time that is mutually agreed to by Buyer and Sellers (the date on which the Closing occurs, the “Closing Date”).

8.2 Documents to be Delivered by Sellers and the Company.  At the Closing, Sellers shall deliver or cause to be delivered to Buyer the following:

(a) stock certificates representing the number of shares of Acquired Stock as indicated on Schedule 2.1, each such certificate with a stock power duly endorsed in blank executed by the Seller who is the holder of the Acquired Stock represented by such certificate;

(b) except as otherwise contemplated by the Employment Agreements, written resignations and releases, in a form reasonably satisfactory to Buyer, from the officers and directors of the Company;

(c) the Lock-Up Agreements executed by each of the Sellers;

(d) Employment Agreements duly executed by the Company, [REDACTED ***] in the form attached hereto as Exhibit C  (the “Employment Agreements”);

(e) Release Agreements duly executed by each of the Sellers in the form attached hereto as Exhibit D;

(f) The Holdback Agreement duly executed by the Sellers and the Holdback Agent in the form attached as Exhibit E (the “Holdback Agreement”);

(g) the Company's minute book, stock ledger and all other records relating the business and operations of the Company;

(h) A closing certificate executed by the Company and the Sellers confirming that all of their representations, warranties and covenants contained in the Agreement are true in all material respects as of the Closing Date;

(i) A Secretary's Certificate with (i) copies of the Articles of Incorporation and Bylaws of the Company, (ii) certified resolutions of the board of directors of the Company authorizing the Company to execute and deliver this Agreement, to perform its obligations hereunder and consummate the transactions contemplated hereby and thereby, (iii) a certificate of good standing for the Company issued by the Ohio Secretary of State and (iv) an incumbency certificate, duly executed and dated as of the Closing Date with respect to the officers of the Company executing the Agreement;

(j) Opinions of counsel, from counsel to the Company and each of the Sellers, dated as of the Closing Date, in substantially the form of Exhibit 8.2(j) attached hereto and made part hereof; and

(k) All other certificates, instruments and documents necessary or appropriate to consummate the transactions contemplated by this Agreement.

8.3 Deliveries by Buyer.  At the Closing, Buyer shall deliver or cause to be delivered to Sellers the following:

(a) the Cash Consideration;

(b) the Holdback Funds, in the manner described in Section 2.2(b);

(c) the Holdback Agreement duly executed by Buyer;

(d) the Stock Consideration;

(e) the Lock Up Agreements for each Seller duly executed by Buyer;

(f) the Note;

(g) the Employment Agreements duly executed by the Company;

(h) the closing certificate executed by the Buyer confirming all of its representations, warranties and covenants contained in the Agreement are true in all material respects as of the Closing Date;

(i) the Secretary's Certificate with (i) copies of the Articles of Incorporation and Bylaws of the Buyer, (ii) certified resolutions of the board of directors of the Buyer authorizing the Buyer to execute and deliver this Agreement, to perform its obligations hereunder and consummate the transactions contemplated hereby and thereby, (iii) a certificate of good standing for the Buyer issued by the Florida Secretary of State and (iv) an incumbency certificate, duly executed and dated as of the Closing Date with respect to the officers of the Buyer executing the Agreement.

(j) All other certificates, instruments and documents necessary or appropriate to consummate the transactions contemplated by this Agreement.

ARTICLE 9
INDEMNIFICATION / TAXES

9.1 Survival of Representations and Warranties.  Each of the representations and warranties made by the Company and Sellers in this Agreement and the other Transaction Documents shall survive for two (2) years after the Closing Date, except for the representations and warranties at Sections 5.1, 5.2, 5.5, 5.12, 5.17 and 5.18 which shall survive until the expiration of the applicable statute of limitations.  Each of the representations and warranties made by Buyer in this Agreement shall survive (along with the indemnification obligations contained herein) until the expiration of the applicable statute of limitations.  All covenants and agreements, including without limitation Section 9.12, shall survive the Closing in accordance with their respective terms.

9.2 Indemnification by Sellers.  Sellers agree jointly and severally, to defend, indemnify and hold the Buyer and the Company, their respective officers, directors, agents, representatives, subsidiaries, parent entities and affiliates and their successors and assigns, harmless from and against and in respect of any damages, losses, charges, liabilities, claims, demands, actions, suits, proceeding, payments, judgments, settlements, assessments,  costs, expenses, losses or other damage (including court costs, reasonable attorneys' fees and expenses) ("Claims") imposed on, sustained, incurred or suffered by, or asserted against the Buyer or the Company, whether in respect of third party claims, claims between the parties hereto, or otherwise, directly or indirectly relating to or the extent arising or resulting from (a) any Claims related to arising from any misrepresentation or breach of warranty or violation of any covenant made by the Company or the Sellers hereunder, or in any other document or instrument furnished by the Company or the Sellers pursuant to this Agreement or the Transaction Documents, or (b) any actions, suits, proceedings, claims, demands, assessments, judgments, reasonable costs and expenses incident to any item to which the foregoing indemnity relates.

9.3 Indemnification by Buyer.  Buyer agrees to defend, indemnify and hold  Sellers, and their personal representatives and permitted assigns, harmless from and against any Claim (including reasonable attorneys' fees and expenses) in respect of: (a) any Claims related to or arising from any misrepresentation or breach of warranty or violation of any covenant made by Buyer hereunder or in any certificate furnished by Buyer hereunder, including, without limitation, any documents or instruments furnished at Closing; or (b) any actions, suits, proceedings, claims, demands, assessments, judgments, reasonable costs and expenses incident to any item to which the foregoing indemnity relates.

9.4 Procedures for Indemnification.

(a) Any claim made under Section 9.2 or 9.3 ("Indemnification Claim") shall be made by the party seeking indemnification (the "Indemnitee") by delivery of a written notice to the party from whom indemnification is sought (the "Indemnitor") requesting indemnification and specifying the basis on which indemnification is sought and the amount of the asserted Claim and, in the case of a claim made by a third party ("Third Party Claim"), containing (by attachment or otherwise) such other information as such Indemnitee shall have concerning such Third Party Claim.

(b) If the Indemnification Claim involves a Third Party Claim the procedures set forth in Section 9.5 hereof shall be observed.

9.5 Third Party Claims.  The objections and liabilities of the parties hereunder with respect to a Third Party Claim shall be subject to the following terms and conditions:

(a) The Indemnitee shall give the Indemnitor written notice of a Third Party Claim promptly after receipt by the Indemnitee of notice thereof, and the Indemnitor may undertake the defense, compromise and settlement thereof by representatives of its own choosing reasonably acceptable to the Indemnitee.  The failure of the Indemnitee to notify the Indemnitor of such claim shall not relieve the Indemnitor of any liability that it may have with respect to such claim except to the extent the Indemnitor demonstrates that the defense of such claim is prejudiced by such failure.  The assumption of the defense, compromise and settlement of any such Third Party Claim by the Indemnitor shall be an acknowledgment of the obligation of the Indemnitor to indemnify the Indemnitee with respect to such claim hereunder.  If the Indemnitee desires to participate in the defense, compromise and settlement of any claim being defended by the Indemnitor, it may do so at its sole cost and expense.  If, however, the Indemnitor fails or refuses to undertake the defense of such Third Party Claim within ten (10) business days after written notice of such claim has been given to the Indemnitor by the Indemnitee, the Indemnitee shall have the right to undertake the defense, compromise and settlement of such claim with counsel of its own choosing at the Indemnitor's expense.  In the circumstances described in the preceding sentence, the Indemnitee shall, promptly upon its assumption of the defense of such claim, make an Indemnification Claim as specified in Section 9.3 which shall be deemed an Indemnification Claim that is not a Third Party Claim for the purposes of the procedures set forth herein.

(b) No settlement of a Third Party Claim involving the asserted liability of the Indemnitor under this Section 9.5 shall be made without the prior written consent by or on behalf of the Indemnitor, which consent shall not be unreasonably withheld or delayed.  If the Indemnitor assumes the defense of such a Third Party Claim, (a) no compromise or settlement thereof may be effected by the Indemnitor without the Indemnitee's consent unless (i) there is no finding or admission of any violation of law or any violation of the rights of any person and no effect on any other claim that may be made against the Indemnitee, (ii) the sole relief provided is monetary damages that are paid in full by the Indemnitor, and (iii) the compromise or settlement includes, as an unconditional term thereof, the giving by the claimant or the plaintiff to the Indemnitee of a release, in form and substance satisfactory to the Indemnitee, from all liability in respect of such Third Party Claim, and (b) the Indemnitee shall have no liability with respect to any compromise or settlement thereof effected without its consent.

(c) In connection with the defense, compromise or settlement of any Third Party Claim, the parties to this Agreement shall provide access to the counsel, accountants and other representatives of each party during normal business hours to all properties, personnel, books, tax records, contracts, commitments and all other business records of such other party and will furnish to such other party copies of all such documents as may reasonably be requested (certified, if requested).

9.6 Reliance on Representations and Warranties. Notwithstanding any knowledge of facts determined or determinable by an Indemnified Party by investigation, each Indemnified Party shall have the right to fully rely on the representations, warranties, covenants and agreements of Buyer, the Company and Sellers, as applicable, contained in this Agreement or in any other Transaction Document. Each representation, warranty, covenant and agreement contained in this Agreement is independent of each other representation, warranty, covenant and agreement.

9.7 Set-Off.

(a) If a Seller fails to make any payment with respect to any of its obligations under this Agreement or any of the Transaction Documents, including but not limited to any indemnification Claim in accordance with this Article IX when due, but excluding any payment for Additional Tax Liabilities (for which Buyer’s and Company’s sole and exclusive remedy shall be the Holdback Funds then held under the Holdback Agreement), Buyer may, as a remedy, upon ten (10) days advance written notice to the Sellers (the “Set-Off Notice”), set-off the amount of such claim against any amounts payable by Buyer to the Sellers pursuant to the Note.  Sellers acknowledge and agree that if Buyer should have an indemnification Claim in accordance with this Article IX or any other provisions of this Agreement or the Transaction Documents which results from the fraud, willful misconduct and/or bad faith of the Company and/or any of the Sellers, Buyer shall not be limited to the set-off of such Claim against the amounts payable by Buyer to Sellers under the Note, and Buyer shall have the right to seek all remedies or actions available to it at law or at equity for such Claim, as the case may be, in addition to all rights of set-off against the Note otherwise available to Buyer hereunder.

(b) Such set off shall be effected on the later to occur of the expiration of ten (10) days from the date the Set-Off Notice is received by the Sellers (the “Notice of Contest Period”) or, if such claim is contested, the date the dispute is resolved, which shall be no later than thirty (30) days from the date the Set-Off Notice is received by the Sellers.  If, prior to the expiration of the Notice of Contest Period, the Sellers shall notify Buyer in writing of an intention to dispute the claim and if such dispute is not resolved within thirty (30) days from the date the Set-Off Notice is received by the Sellers, then Buyer may take any action or exercise any remedy available to it to enforce its set off rights. All set offs pursuant to this Article IX shall be treated as adjustments to the Purchase Price.

9.8 Limitations.

(a) Except with respect to Claims for Additional Tax Liabilities or Claims resulting from fraud, willful misconduct and/or bad faith of the Company or the Sellers, the Sellers shall have no obligation for any Claims until such time as the Claims against Sellers total $250,000 or more, at which time Sellers shall be obligated for the amount of Claims in excess of $250,000.

(b) The aggregate amount that may be recovered against Sellers for all Claims or any other amounts due and payable under the Transaction Documents shall be limited to the Note Amount; provided, however, no such limitation shall apply to any Claims resulting from the fraud, willful misconduct and/or bad faith of the Company and/or any of the Sellers and provided further that Sellers shall not be responsible for any Claims for Additional Tax Liabilities in excess of the Holdback Funds then held under the Holdback Agreement.

(c) To the extent the Sellers are obligated to pay monetary damages under this Article IX or any provision of any of the Transaction Documents, Buyer must set-off the amount of damages against the Note.  This shall be Buyer’s and Company’s sole and exclusive remedy for Claims against Sellers under the Transaction Documents; provided, however, that the foregoing limitation of remedies shall not apply to any Claims resulting from the fraud, willful misconduct and/or bad faith of the Company and/or any of the Sellers and provided further that to the extent that Sellers are obligated to pay monetary damages under any of the Transaction Documents for any Claims for Additional Tax Liabilities, the sole and exclusive remedy against Sellers shall be limited to the Holdback Funds then held under the Holdback Agreement.   Notwithstanding anything to the contrary herein, however, if a Seller breaches a representation or warranty in Article 4, Buyer and Company shall be entitled to pursue indemnification from that Seller only and no other Seller and its remedy shall be limited to setting off against the Note (except to the extent another Seller is also guilty of such a breach or is a Claim resulting from fraud, willful misconduct and/or bad faith) and, in the case of breaches of Article 4, Buyer's remedy shall be limited to setting off against the Note.

9.9 Cumulative Remedies. The parties agree that, in connection with any breach or alleged breach by a party of the terms and provisions of this Agreement, including any Claims resulting from fraud, willful misconduct and/or bad faith, in addition to all other remedies available at law or hereunder, the injured party shall be entitled to equitable relief, including injunctive relief and specific performance and all reasonable attorney’s fees and costs incurred in connection therewith.  All rights, powers and remedies afforded to a party under this Agreement, by law or otherwise, shall be cumulative (and not alternative) and shall not preclude assertion or seeking by a party of any other rights or remedies.  In the event of any inconsistency between any provisions of this Agreement and the provisions of Section 9.8, the provisions of Section 9.8 shall prevail

9.10 Taxes.  Sellers shall be responsible for and shall indemnify and hold harmless Buyer against all Taxes of the Company for all Tax years or Tax periods ending on or before the Closing Date to the extent such Taxes result from a breach of Section 5.17(a) or, with respect to a Straddle Period, to the extent apportioned to the period prior to the Closing Date and incurred outside the Ordinary Course of Business.  Buyer shall be responsible for and shall indemnify and hold harmless the Sellers against all Taxes of the Company for all Tax years or Tax periods ending after the Closing Date or, with respect to a Straddle Period, to the extent apportioned to the period after the Closing Date.  For the sole purpose of appropriately apportioning any Taxes relating to a Tax year or Tax period that begins before and ends after the Closing Date (a “Straddle Period”), such apportionment shall be made assuming that the Company had a taxable year that ended at the close of business on the Closing Date.  In the case of property Taxes and similar Taxes which apply ratably to a taxable period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall equal the Tax for the period multiplied by a fraction, the numerator of which shall be the number of days in the period up to and including the Closing Date, and the denominator of which shall be the total number of days in the period. Any Tax refunds that are received by Buyer or the Company, and any amounts credited against Tax to which Buyer or the Company become entitled, that relate to Tax years or Tax periods or portions thereof ending on or before the Closing Date or, with respect to a Straddle Period, to the extent apportioned to the period prior to the Closing Date, shall be for the account of Sellers, and Buyer shall pay over to Sellers any such refund or the amount of any such credit within fifteen (15) days after receipt or entitlement thereto.

9.11 Tax Returns.  Except as provided in Section 9.12, the Sellers shall timely prepare and file, or cause to be timely prepared and filed, all Tax Returns of the Company for all Tax periods ending on or prior to the Closing Date; provided, however, all such Tax Returns shall be provided to the Buyer for its review and comment no less than 15 days prior to the date of filing, giving effect to extensions thereto.  Buyer shall notify Sellers of any reasonable objections Buyer may have to any items set forth in such Tax Returns and Buyer and Sellers agree to consult and resolve in good faith any such objection and to mutually consent to the filing of such Tax Return.  Buyer shall prepare and file all other Tax Returns of the Company. Buyer shall provide, or cause to be provided, to Sellers  each Tax Return for any Straddle Period no less than 15 days prior to the due date, giving effect to extensions thereto, for review by Sellers.  Sellers shall notify Buyer of any reasonable objections Sellers may have to any items set forth in such Tax Returns and Buyer and Sellers agree to consult and resolve in good faith any such objection and to mutually consent to the filing of such Tax Return.  The Company shall pay any Taxes due on any Tax Returns described in this Section, whether prepared and filed by the Sellers or Buyer, subject to Buyer’s right to indemnification pursuant to Section 9.10.

9.12 Tax Matters.

(a) In connection with a sale transaction described in more detail on Schedule 9.12, [REDACTED ***] (collectively, the “Tax Matters”).  The Sellers acknowledge that the shareholders of Trustaff are substantially the same as the shareholders of the Company and are making these representations and warranties and providing covenants in this Agreement and the Transaction Documents as shareholders of Trustaff and the Company.  In the event of any inconsistency between any provision of this Agreement and the provisions of this Section 9.12, the provisions of this Section 9.12 shall prevail.

(b) The Buyer shall prepare and file, or cause to be prepared and filed, the Affected Returns; provided, however, that the Affected Returns shall be provided to [REDACTED ***] the “Sellers Representative”) for review and comment by the Sellers no less than 15 days prior to the date of filing.  The Sellers Representative shall notify the Buyer of any reasonable objections Sellers may have to any items set forth in such Affected Returns and the Buyer and the Sellers Representative agree to consult and resolve in good faith any such objection and to mutually consent to the filing of such Affected Return.  The Buyer shall use good faith efforts to consult with and cause its consultants and professionals to consult with the Seller Representative and keep the Seller Representative reasonably informed regarding any related actions, correspondence, discussions, payments (regardless of source) or resolution of the Tax Matters, provided that the Buyer shall obtain the prior written consent of the Sellers Representative prior to resolving the Tax Matters in a manner which in the aggregate increases the Taxes due from those Taxes reflected as due on the Affected Returns (which consent shall not be unreasonably withheld).

(c) The Sellers, jointly and severally, agree to defend and hold harmless the Buyer and the Company harmless from the Additional Tax Liabilities , subject the limitations described in Section 9.8.

(d) Upon the Closing Date, the Company shall assign to the Sellers in such manner as is reasonably satisfactory to the Seller Representative all of the Company’s right, title, and interest in and to any legal causes of action that the Company may have against any person or entity in connection the Tax Matter.

9.13 No Circular Recovery.  Each Seller hereby agrees that they will not make any claim for indemnification against the Buyer or the Company by reason of the fact that he or she was a controlling person, director, employee or representative of the Company or was serving as such for another Person at the request of the Buyer of the Company (whether such claim is pursuant to any statute, organizational document, contract or otherwise) with respect to any claim brought by the Buyer, the Company or any of their representatives against the Company or the Sellers relating to this Agreement or the Transaction Documents or any of the transactions contemplated hereby or thereby, furthermore, the Sellers expressly waives any right of subrogation, contribution, advancement, indemnification or other claim against the Buyer or the Company with respect to any claim brought against the Sellers and described in this Agreement.

***  Confidential treatment requested.  Omitted portions have been filed separately with the Securities and Exchange Commission.

ARTICLE 10
TERMINATION

10.1 Termination.  This Agreement may be terminated at any time prior to the Closing: (a) by mutual written consent of the Buyer and the shareholders holding a majority of the Acquired Stock at any time prior to the Closing; (b) by the Buyer in the event of a breach by the Company or any of the Sellers of any provision of this Agreement which has not been cured within ten (10) days after written notice of such breach is delivered to the breaching party; (c) by the Company and the Sellers in the event of a breach by the Buyer of any provision of this Agreement which has not been cured within ten (10) days after written notice of such breach is delivered to the breaching party; (d) by Buyer, in its sole and absolute discretion, by giving written notice to the Company and the Sellers if it is not satisfied with its due diligence review of the Company for any reason; and (e) by the Buyer, on the one hand, or the shareholders holding a majority of the Acquired Stock, on the other hand, by giving written notice to all parties to this Agreement if the Closing shall not have occurred on or before May 14, 2010 due to any reason other than the breach of this Agreement by the party seeking termination of this Agreement.

10.2 Effect of Termination.  Upon termination of this Agreement the parties shall be released from any and all obligations hereunder; provided, however, that the termination of this Agreement shall not relieve the Company, any of the Sellers or the Buyer from any liability or obligation resulting from the breach of any of their respective representations, warranties, covenants or agreements under this Agreement existing at the time of termination.

ARTICLE 11
MISCELLANEOUS

11.1 Fees and Expenses.  The parties shall pay their own fees and expenses, including their own counsel fees, incurred in connection with this Agreement or any transaction contemplated hereby. The Company shall pay all legal, accounting, tax consulting, financial advisory and other fees and expenses, including any transfer fees or government filing fees, incurred by the Company in connection with the transactions contemplated by this Agreement (except that the Buyer has agreed to pay the accounting fees relating to the preparation of the Financial Information which is required as a condition to closing pursuant to Section 7.1(f)).

11.2 Binding Effect; Assignment. The rights and obligations of this Agreement shall bind and inure to the benefit of the parties and their respective successors and assigns. Nothing expressed or implied herein shall be construed to give any other person any legal or equitable rights hereunder. The rights and obligations of this Agreement may be assigned by the Buyer to any person, firm, corporation, or other business entity which at any time, whether by purchase, merger, or otherwise, directly or indirectly, acquires all or substantially all of the stock or assets of the Buyer (provided that Buyer shall nonetheless remain responsible for its obligations under this Agreement) and the terms of this Agreement (including the restrictive covenants contained in the Employment Agreements) may be enforced against the Company and the Sellers without the prior consent of the Company or the Sellers.

11.3 No Brokers. Each party represents and warrants to the other parties that, except as previously disclosed to such other parties, it has not contracted with any real estate broker, finder of any other party in connection with this transaction and  has not taken any action which would result in any real estate broker's, finder's or other fees being due and payable with respect to the transactions contemplated hereby.

11.4 Notices.  All notices, demands and requests required or permitted to be given under the provisions of this Agreement shall be (i) in writing, (ii) sent by facsimile (with receipt personally confirmed by telephone), delivered by personal delivery, or sent by commercial delivery service or certified mail, return receipt requested, (iii) deemed to have been given on the date telecopied with receipt confirmed, the date of personal delivery, or the date of delivery as set forth in the records of the delivery service or on the return receipt, and (iv) addressed as follows:

To Buyer:	MEDICAL CONNECTIONS HOLDINGS, INC.
2300 Glades Road, Suite 202E Boca Raton, FL 33431 Attention: Brian R. Neill Telephone: 561 353-4532 Email: bneill@medicalconnections.com

With a copy (which shall not constitute notice) to:	Akerman Senterfitt PA 350 East Las Olas Boulevard, Suite 1600 Ft. Lauderdale, FL 33301 Attention: Laura M. Holm Telephone: 954 468-2446 E-mail: laura.holm@akerman.com

To Sellers:

Trustaff Management, Inc. 4270 Glendale-Milford Road Cincinnati, OH 45242 Attention: [REDACTED ***] Telephone: (513) 354- 6600 E-mail: [REDACTED ***]

With a copy (which shall not constitute notice) to:	Gary F. Franke Co., L.P.A. 120 East Fourth Street, Suite 1040 Cincinnati, Ohio 45202 Attention: Gary F. Franke Facsimile: (513) 564-9990 Telephone: (513) 564- 9222 E-mail: gff@garyfrankelaw.com

***  Confidential treatment requested.  Omitted portions have been filed separately with the Securities and Exchange Commission.

Cors & Bassett, LLC 537 E. Pete Rose Way, Suite 400 Cincinnati, Ohio 45202 Attention: Matthew S. Parrish Facsimile: (513) 852-8222 Telephone: (513) 852-8207 E-mail: msp@corsbassett.com

Taft Stettinius & Hollister LLP 425 Walnut Street, Suite 1800 Cincinnati, Ohio 45202 Attention: James M. Zimmerman Facsimile: (513) 381-2838 Telephone: (513) 357-9448 E-mail: zimmerman@taftlaw.com or to any other or additional persons and addresses as the parties may from time to time designate in a writing delivered in accordance with this Section 11.4.

11.5 Further Assurances.  Subject to the terms and conditions of this Agreement, from time to time at and after the Closing Date, each party hereto will use commercially reasonable efforts to take, or cause to be taken, all such actions and to do or cause to be done, all things, necessary, proper or advisable under applicable Legal Requirements or otherwise to consummate and make effective the purchase and sale contemplated by the Transaction Documents and the consummation of the other transactions contemplated thereby, including executing and delivering such documents as the other party being advised by counsel shall reasonably request in connection with the consummation of the Transaction Documents and the consummation of the other transactions contemplated thereby, including, without limitation, the execution and delivery of any and all confirmatory and other instruments, in addition to those to be delivered on the Closing Date under this Agreement, all at the sole cost and expense of the requesting party.

11.6 Governing Law.  THIS AGREEMENT SHALL BE GOVERNED, CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF OHIO (WITHOUT REGARD TO THE CHOICE OF LAW PROVISIONS THEREOF) AS TO ALL MATTERS, INCLUDING, BUT NOT LIMITED TO, MATTERS OF VALIDITY, CONSTRUCTION, PERFORMANCE AND REMEDIES.

11.7 Consent to Jurisdiction, Waiver of Jury Trial; etc.  THE PARTIES HERETO HEREBY IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION AND VENUE OF THE COURTS OF THE STATE OF OHIO AND OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF OHIO FOR THE PURPOSE OF ANY LITIGATION RELATING TO THIS AGREEMENT AND WAIVE ANY OBJECTION THAT THEY AT ANY TIME MAY HAVE TO THE LAYING OF VENUE IN ANY SUCH COURT AND/OR TO ANY CLAIM THAT ANY SUCH LITIGATION HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.  THE PARTIES HERETO HEREBY WAIVE PERSONAL SERVICE OF ANY PROCESS IN CONNECTION WITH ANY SUCH ACTION OR PROCEEDING AND AGREE THAT THE SERVICE THEREOF MAY BE MADE BY CERTIFIED OR REGISTERED MAIL ADDRESSED TO OR BY PERSONAL DELIVERY TO ANY OTHER PARTY AT SUCH OTHER PARTY’S ADDRESS SET FORTH PURSUANT TO SECTION 11.4 HEREOF.  IN THE ALTERNATIVE, IN ITS DISCRETION, ANY OF THE PARTIES HERETO MAY EFFECT SERVICE UPON ANY OTHER PARTY IN ANY OTHER FORM OR MANNER PERMITTED BY LAW.  THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHTS THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER AS CLAIM, COUNTER-CLAIM, AFFIRMATIVE DEFENSE OR OTHERWISE) IN CONNECTION WITH OR IN ANY WAY RELATED TO THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN), ACTIONS OR INACTIONS BY OR AMONG THE PARTIES HERETO.

11.8 Entire Agreement; Amendments.  This Agreement, the other Transaction Documents. the Schedules and Exhibits hereto and thereto, and the NDA (the “Entire Agreement”) collectively represent the entire understanding and agreement by and among the parties hereto with respect to the subject matter of this Agreement.  The Entire Agreement supersedes all prior negotiations by and among the parties and cannot be amended, supplemented or changed, except by an agreement in writing that makes specific reference to this Agreement and that is signed by the party to be charged.

11.9 Waiver of Compliance; Consents.  Except as otherwise provided in this Agreement, any failure of any of the parties to comply with any obligation, representation, warranty, covenant, agreement, or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, representation, warranty, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.  Whenever this Agreement requires or permits consent by or on behalf of any party hereto, such consent shall be given in writing in a manner consistent with the requirements for a waiver of compliance as set forth in this Section 11.9.

11.10 Counterparts and Severability.  This Agreement may be signed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signatures on each counterpart were upon the same instrument.  Signatures received by facsimile or in electronic format (such as pdf) shall be deemed to be the same as original signatures and shall be binding.  If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.  Upon such determination that any term or other provision is invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the greatest extent possible.

11.11 Public Announcements.  Neither Sellers, the Company nor Buyer will issue any press release or make any other public announcements concerning this Agreement or any of the other Transaction Documents or the transactions contemplated hereby or thereby, except with the approval (not to be unreasonably withheld or delayed) of the other party; provided, however, that if any such disclosure is required by any applicable Legal Requirements or the rules or regulations of any securities exchange, such consent shall not be required.

11.12 Construction and Interpretation. The parties agree and acknowledge that they have jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumptions or burdens of proof shall arise favoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The headings contained herein and on the exhibits are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have executed this Stock Purchase Agreement, or caused this Stock Purchase Agreement to be executed by their respective duly authorized officers, as of the date first written above.

SELLERS:

[REDACTED ***]

COMPANY: Trustaff Management, Inc.

By: [REDACTED ***]

Name: [REDACTED ***]

Title: [REDACTED ***]

BUYER:

Medical Connections Holdings, Inc.

By:/s/ Anthony Nicolosi

Name: Anthony Nicolosi

Title: President

***  Confidential treatment requested.  Omitted portions have been filed separately with the Securities and Exchange Commission.